SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 AMENDMENT NO. 1


                                   RADCOM LTD.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                  ORDINARY SHARES, PAR VALUE NIS 0.05 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    M81865103
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2004
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

-----------------------------------------------------------------               --------------------------------------
CUSIP No.                                 M81865103                   13G                 Page 2 of 5 Pages
-----------------------------------------------------------------               --------------------------------------
      1.         NAMES OF REPORTING PERSONS YEHUDA ZISAPEL

                 I.R.S. IDENTIFICATION NOS. OF
                 ABOVE PERSONS (ENTITIES ONLY)       NOT APPLICABLE.
---------------- ------------------------------------------------------------------------------------------ ----------
      2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a) [ ]
                                                                                                            (b) [X]
---------------- ------------------------------------------------------------------------------------------ ----------
      3. SEC USE ONLY
---------------- ------------------------------------------------------------------------------------------ ----------
      4.         CITIZENSHIP OR PLACE OF ISRAEL ORGANIZATION
---------------- ------------------------------------------------------------------------------------------ ----------
        NUMBER OF SHARES           5.    SOLE VOTING POWER                                    1,849,320
                                   ----- -----------------------------------------------------------------------------
       BENEFICIALLY OWNED          6. SHARED VOTING POWER                                       177,841
                                   ----- -----------------------------------------------------------------------------
        BY EACH REPORTING          7. SOLE DISPOSITIVE POWER                                  1,849,320
                                   ----- -----------------------------------------------------------------------------
           PERSON WITH             8. SHARED DISPOSITIVE POWER                                  177,841
---------------- ------------------------------------------------------------------------------------------ ----------
      9.         AGGREGATE AMOUNT BENEFICIALLY OWNED                                          2,027,161
                 BY EACH REPORTING PERSON
---------------- ------------------------------------------------------------------------------------------ ----------
      10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES                                                                                     [ ]
---------------- ------------------------------------------------------------------------------------------ ----------
      11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                          13.9 %
---------------- ------------------------------------------------------------------------------------------ ----------
      12.        TYPE OR REPORTING PERSON                                                        IN
---------------- ------------------------------------------------------------------------------------------ ----------

ITEM 1(A).        NAME OF ISSUER

                  Radcom Ltd. (hereinafter referred to as the "Company")

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  24 Raoul Wallenberg Street
                  Tel Aviv, 69719, Israel

ITEM 2(A).        NAME OF PERSON FILING

                  Yehuda Zisapel (hereinafter referred to as the "Reporting Person")

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  24 Raoul Wallenberg Street
                  Tel Aviv, 69719, Israel

ITEM 2(C).        CITIZENSHIP

                  Israel

ITEM 2(D).        TITLE OF CLASS OF SECURITIES

                  This statement relates to Ordinary Shares, par value NIS 0.05 per share (hereinafter referred to as "Ordinary Shares").

ITEM 2(E).        CUSIP NUMBER

                  M81865103

ITEM 3. IDENTIFICATION OF PERSONS FILING PURSUANT TO SS. 240.13D-1(B) OR SS. 240.13D-2(B) OR (C)

                  Not Applicable.

ITEM 4.           OWNERSHIP

            (a)   Amount beneficially owned:

                  As of December 31, 2004, the Reporting Person beneficially owned 2,027,161 Ordinary Shares, or 13.9% of the total number of Ordinary Shares issued and outstanding. Of the 2,027,161 Ordinary Shares (i) 822,714 Ordinary Shares, or 5.6% of the total number of Ordinary Shares issued and outstanding, were owned of record by the Reporting Person; (ii) 116,246, or 0.8% of the total number of Ordinary Shares issued and outstanding, consists of Ordinary Shares issuable upon the exercise of warrants granted to the Reporting Person as part of a private placement; (iii) 910,360 or 6.3% of the total number of Ordinary Shares issued and outstanding, are owned of record by Retem Local Networks Ltd., an Israeli company, which is controlled by the Reporting Person, its principal shareholder and director..; and (iv) 167,862 Ordinary Shares and 9,979 Ordinary Shares issuable upon the exercise of warrants, or 1.2% of the total number of Ordinary Shares issued and outstanding, consists of Ordinary Shares owned of record by RAD Data Communications Ltd. and Ordinary Shares issuable on the exercise of warrants granted to RAD Data Communication Ltd., respectively. The Reporting Person and Zohar Zisapel have shared voting and dispositive power with respect to the shares of Rad Data Communications Ltd.

                  Except as set forth in this Item 5(a), the Reporting Person does not beneficially own any Ordinary Shares. The percentages stated above are based on 14,438,348 Ordinary Shares outstanding as of December 31, 2004.



            (b)   Percent of class:

                           13.9 %

            (c)   Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote:

                           1,849,320

                  (ii) Shared power to vote or to direct the vote:

                           177,841

                  (iii) Sole power to dispose or to direct the disposition of:

                           1,849,320

                  (iv) Shared power to dispose or to direct the disposition of:

                           177,841

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

ITEM 10. CERTIFICATION

                  (a) Not Applicable.

                  (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the contril of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 15, 2005



                                                /s/ Yehuda Zisapel
                                                -----------------------------
                                                Name: Yehuda Zisapel